December 13, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Stephen Kim, Lyn Shenk, Cara Wirth, Erin Jaskot

Re:	Holistic Asset Finance Group Co., Ltd.

Registration Statement on Form 10-12G

Filed November 7, 2024

File No. 000-56038

Ladies and Gentlemen:

On behalf of Holistic Asset Finance Group Co., Ltd. (the “Company”), we respectfully request the withdrawal of the above-referenced Form 10–12G registration statement, including all exhibits thereto (the “Registration Statement”), originally filed on November 7, 2024.

The Company is currently addressing comments raised by the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated December 4, 2024. Without this withdrawal, and in accordance with Section 12(g)(1) of the Securities Exchange Act of 1934, as amended, the Registration Statement would automatically become effective on January 6, 2025. Following the withdrawal, the Company intends to submit a revised registration statement on Form 10–12G that addresses the staff’s comments and includes the Company’s audited financial statements for the fiscal year ending December 31, 2024. We therefore respectfully request the Commission’s consent to the withdrawal of the Registration Statement, effective as of the date hereof or as soon as practicable thereafter.

Should you have any questions or wish to discuss this matter further, please contact Kevin Sun of Bevilacqua PLLC at (202) 869-0888 (ext. 101) or the undersigned at (02) 9159-1827.

Sincerely,
Holistic Asset Finance Group Co., Ltd.

/s/ Yang Hsiao-Wen
Yang Hsiao-Wen
Chief Executive Officer

cc:	Kevin Sun, Esq., Bevilacqua PLLC